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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  August, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS'.
                                -----------------------

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AMVESCAP PLC
527981
IMMEDIATE RELEASE  17 AUGUST 2000
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942



       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS


1)    NAME OF COMPANY                          2)  NAME OF DIRECTOR

      AMVESCAP PLC                                 ROBERTO DE GUARDIOLA
 ..............................................................................
3)    Please state whether                     4)  Name of the registered
      notification indicates                       holder(s) and, if more
      that it is in respect                        than one holder, the
      of holding of the                            number of shares held
      Director named in 2                          by each of them. (If
      above or holding of                          notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT                   -
      OF THE DIRECTOR NAMED IN 2
      ABOVE.
 ..............................................................................
5)    Please state whether                     6)  Please state the nature
      notification relates to                      of the transaction and
      a person(s) connected                        the nature and extent of
      with the Director named                      the directors interest
      in 2 above and identify                      in the transaction.
      the connected person(s).

      AS 3 ABOVE                                   PARTICIPATION IN THE
                                                   AMVESCAP PLC DEFERRED
                                                   FEES SHARE PLAN UNDER
                                                   WHICH DIRECTORS ARE
                                                   ENTITLED TO DEFER ALL OR
                                                   PART OF THEIR FEE INTO
                                                   AMVESCAP PLC ORDINARY
                                                   SHARES
 ..............................................................................
7)    Number of shares/amount                  8)  (0.0002%)
      of stock purchased                           of issued Class

         1,293
 ..............................................................................
9)    Number of shares/amount                  10) (   - %)
      of stock disposed                            of issued Class

         -
 ..............................................................................

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11)   Class of security                        12) Price per share

      ORDINARY SHARES                              (pound sterling)12.90
 ..............................................................................
13)   Date of transaction                      14) Date company informed

      16 AUGUST 2000                               16 AUGUST 2000
 ..............................................................................
15)   Total holding following                  16) Total percentage
      this notification                            holding of issued
                                                   class following this
                                                   notification

      2,575,772                                    0.376%
 ..............................................................................
      IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                     COMPLETE THE FOLLOWING BOXES
 ..............................................................................
17)   Date of grant                            18) Period during which
                                                   or date on which
                                                   exercisable

          -                                                -
 ..............................................................................
19)   Total amount paid (if any)               20) Description of shares or
      for grant of the option                      debentures involved:
                                                   class, number

          -                                                -
 ..............................................................................
21)   Exercise price (if fixed                 22) Total number of shares
      at time of grant) or                         or debentures over which
      indication that price is                     options held following
      to be fixed at time of                       this notification
      exercise

          -                                                -
 ..............................................................................
23)   Any additional information               24) Name of contact and
                                                   telephone number for
                                                   queries

          -                                        MICHAEL S. PERMAN
                                                   020 7454 3942
 ..............................................................................
25)   Name and signature of                        MICHAEL S. PERMAN
      authorised company                           AMVESCAP PLC
      official responsible                         COMPANY SECRETARY
      for making this
      notification

      Date of Notification   17 AUGUST 2000
 ..............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 17 August, 2000                       By /s/ MICHAEL S. PERMAN
     --------------                          -----------------------
                                                 (Signature)

                                                Michael S. Perman
                                                Company Secretary